Filed by AECOM Technology Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  URS Corporation

Commission File No.: 1-7567

Date: July 14, 2014

On July 14, 2014, AECOM and URS made available on their website, aecom-urs.com, the following AECOM fact sheet:

AECOM is recognized globally as an industry leader. We hold the following rankings in Engineering News-Record’s “Top 500 Design Firms Sourcebook” for 2013: #1 Design Firm Overall #1 in Pure Design #1 in Government and Commercial Offices #1 in Transportation #1 in Education #1 in Mass Transit and Rail #1 in General Building #3 in Green Design www.aecom.com About AECOM Since AECOM (NYSE: ACM) first launched as an employee-owned company in 1990, we have become one of the largest and most respected providers of professional, technical and management support services in the world. Our markets include transportation, facilities, environmental, energy, water and government. Today we have approximately 45,000 employees serving clients in more than 150 countries. We are a recognized industry leader, ranked as the #1 design firm in The Top 500 Design Firms listing and consistently ranked #1 in key market sectors globally, according to Engineering News-Record’s “Top 500 Design Firms Sourcebook” for 2013. Leveraging a global network of resources, AECOM delivers fully integrated services ranging from financing, program management and cost consulting, to planning, design and engineering, to construction management, operations and maintenance. We collaborate across disciplines and geographies to shape the best solutions for our clients. Our purpose is create, enhance and sustain the world’s built, natural and social environments. Innovation, efficiency, global reach and collaboration — AECOM’s combination benefits clients, communities and stakeholders around the globe. A Fortune 500 company, AECOM has annual revenue in excess of US$8.0 billion. More information about AECOM and its services can be found at www.aecom.com. Discover AECOM Creating, enhancing and sustaining the world’s built, natural and social environments

Our Capabilities Architecture Through experience, collaboration with clients, and an integrated approach drawing on the extensive knowledge within AECOM, we design and deliver dynamic and innovative buildings that include stadiums and arenas, hospitals and laboratories, courthouses and detention facilities, office and industrial buildings, museums and galleries, hotels, residential towers, educational buildings and secure government facilities. Building Engineering Drawing on a global portfolio of comprehensive building engineering expertise, our design solutions reduce the environmental impact of buildings through the wise use of technology and resources; enable innovative, efficient, comfortable and flexible spaces; and deliver costeffectiveness from construction through the project lifecycle. Construction Services Our talen ted experts are dedicated to managing the complexity inherent in construction projects, catering to each client’s unique needs. We provide services such as program management, construction management and owner’s representation to our clients around the globe. Design + Planning Our integrated planning and design expertise enables us to shape places of many types and scales for our clients, from a new city to a new urban district, to a residential community, to a corporate, educational or industrial campus, to a resort destination, to a public park, to a natural or cultural preserve. Economics For clients in regional and place-based economic development, urban revitalization, real estate, tourism and culture, and sustainable development, we address market demand, project design, public policies and regulations, site conditions, mitigation requirements, development and financing costs as well as phasing and execution challenges to create value, manage risk and improve prospects for success. Energy We address the complete spectrum of energy challenges, including clean and renewable energy, energy efficiency and carbon management, hydropower and dams, thermal, geothermal and wind power generation as well as transmission and distribution. Environment Our team of environment specialists offers clients global expertise in air quality, impact assessment and permitting, environmental health and safety management consulting/ due diligence, remediation consulting/engineering and construction/site restoration, specialty and emerging technologies, waste services as well as water and natural resources. Government We have the international presence, personnel networks and procurement infrastructure to deliver support for practically any mission, anywhere. We optimize the reliability, availability and sustainability of equipment, logistics systems and facilities for clients around the world. Mining Focused on extracting value for today and tomorrow, our managers, engineers, procurement and contract specialists work from concept to decommissioning, across the project lifecycle, delivering quality services such as environment and sustainability, enabling infrastructure, underground and surface facilities, mineral processing, program and project management as well as global sourcing. Oil + Gas We offer extensive global experience in upstream, midstream, downstream, marketing and distribution, and alternative energy segments, serving the entire lifecycle of oil and gas company assets. Our expertise in providing the full range of mission-critical services is sought after by private-sector and national/state-owned oil and gas companies. Program, Cost, Consultancy We provide cost and project management services, and specialist consultancy services, to public- and private-sector clients around the world. Program Management Our specialists are responsible for the management and control of hundreds of major capital programs totaling over US$300 billion across all continents and market sectors, including transportation/infrastructure, mining and minerals, environmental, facilities and energy. Transportation We provide professional services in areas such as aviation, transit, freight rail, highways and bridges, planning as well as ports and marine. Our global network of top-tier specialists delivers comprehensive services over the full life cycle of a project to benefit clients in government and private industries. Water We create comprehensive delivery solutions for water, wastewater and wet weather systems, desalination, water resources, water reuse, tunneling, and community infrastructure through traditional and alternative delivery services such as program management and design-build. ©2014 AECOM. All Rights Reserved.

Cautionary Note Regarding Forward-Looking Statements

This document may include “forward-looking statements.” All statements other than statements of historical fact are “forward-looking statements” for purposes of federal and state securities laws. These forward-looking statements, which are based on current expectations, estimates and projections about the industry and markets in which AECOM and URS operate and beliefs of and assumptions made by AECOM management and URS management, involve uncertainties that could significantly affect the financial results of AECOM or URS or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the transaction involving AECOM and URS, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to creating value for stockholders, benefits of the transaction to customers and employees of the combined company, integrating our companies, cost savings, providing stockholders with a more attractive currency, and the expected timetable for completing the proposed transaction — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. For example, these forward-looking statements could be affected by factors including, without limitation, risks associated with the ability to consummate the merger and the timing of the closing of the merger; the failure to obtain the necessary debt financing arrangements set forth in the commitment letter received in connection with the merger; the interest rate on any borrowings incurred in connection with the transaction; the impact of the indebtedness incurred to finance the transaction; the ability to successfully integrate our operations and employees; the ability to realize anticipated benefits and synergies of the transaction; the potential impact of announcement of the transaction or consummation of the transaction on relationships, including with employees, customers and competitors; the outcome of any legal proceedings that have been or may be instituted against URS and/or AECOM and others following announcement of the transaction; the ability to retain key personnel; the amount of the costs, fees, expenses and charges related to the merger and the actual terms of the financings that will be obtained for the merger; changes in financial markets, interest rates and foreign currency exchange rates; and those additional risks and factors discussed in reports filed with the Securities and Exchange Commission (“SEC”) by AECOM and URS. AECOM and URS do not intend, and undertake no obligation, to update any forward-looking statement.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, AECOM intends to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of AECOM and URS that also constitutes a prospectus of AECOM. Investors and security holders are urged to read the joint proxy statement/prospectus and other relevant documents filed with the SEC, when they become available, because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of these documents, when they become available, and other documents filed with the SEC at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by AECOM by contacting AECOM Investor Relations at 1-213-593-8000. Investors and security holders may obtain free copies of the documents filed with the SEC by URS by contacting URS Investor Relations at 877-877-8970. Additionally, information about the transaction is available online on this website.

AECOM and URS and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about AECOM’s directors and executive officers is available in AECOM’s proxy statement for its 2014 Annual Meeting of Stockholders filed with the SEC on January 24, 2014. Information about directors and executive officers of URS is available in the proxy statement for the2014 Annual Meeting of Stockholders of URS filed with the SEC on April 17, 2014. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the merger when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from AECOM or URS using the sources indicated above.

This document and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.